Exhibit 24(b)(4)(b)

Premier Protector

Death Benefit Rider

[Fax 651-665-7942 ]
Minnesota Life Insurance Company – A Securian Company [Securian Annuity Services • A1-9999] [400 Robert Street North • St. Paul, Minnesota 55101-2098]	[1-800-362-3141 ] [www.securian.com]

This rider is attached to and made part of this contract as of the Rider Effective Date. Terms not defined in this rider have the meaning given to them in the contract to which this rider is attached. To the extent any of the provisions contained in this rider are contrary to or inconsistent with those of the contract, the provisions of this rider will control.

THIS RIDER GUARANTEES A MINIMUM VALUE AVAILABLE AT DEATH. IT DOES NOT GUARANTEE INVESTMENT GAINS OR PROVIDE A MINIMUM CONTRACT VALUE EXCEPT WHEN QUALIFYING FOR ACCELERATION OF THE DEATH BENEFIT.

THIS BENEFIT WILL TERMINATE UPON ASSIGNMENT OF THE CONTRACT OR A CHANGE IN OWNER UNLESS THE NEW ASSIGNEE OR OWNER MEETS THE QUALIFICATIONS SPECIFIED IN THE TERMINATION PROVISION.

Your contract is amended as follows:

Rider Specifications

Rider Effective Date:	[October 1, 2016]

Annual Rider Charge:	[0.90%]

Maximum Additional Purchase Payments:	[$25,000]

Accumulation Rate:	[4%], compounded annually

Last Increase Date:	Contract Anniversary on or following the [85th] birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person)

Waiting Period:	[One year]

Contract Value Allocation:	During the Acceleration Period, the full Contract Value must be allocated to the Fixed Account.

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Definitions

Accelerated Death Benefit

The advance availability of the death benefit proceeds under this rider.

Acceleration Period

Period of time beginning on the date we receive due proof of benefit eligibility and benefit election and ending on the date the rider is terminated.

Activities of Daily Living

The Activities of Daily Living refer to basic functional abilities that ensure the ability for self-care and ability to live independently without Substantial Assistance from another individual. The six Activities of Daily Living are:

(1)	Bathing: Washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.
(2)

Continence: The ability to maintain control of bowel and bladder function or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

(3)	Dressing: Putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.
(4)	Eating: Feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously.
(5)	Toileting: Getting to and from the toilet, getting on and off the toilet and performing associated personal hygiene.
(6)	Transferring: Moving into or out of a bed, chair or wheelchair.

Chronic Illness

A permanent condition, certified by a Licensed Health Care Practitioner within the preceding twelve-month period, where the individual is:

(a)	Unable to perform, without Substantial Assistance from another person, at least two Activities of Daily Living due to loss of functional capacity; or
(b)	Requiring Substantial Supervision to protect the Owner (or Annuitant in the case of an Owner who is not a natural person) from threats to health and safety due to Severe Cognitive Impairment.

Elimination Period

The required period of time for which no Accelerated Death Benefits are payable following the date the Owner (or Annuitant in the case of an Owner who is not a natural person) is determined to be eligible for benefits.

(a)	The Elimination Period is 90 days.
(b)	The Elimination Period starts on the first day that the Owner (or Annuitant in the case of an Owner who is not a natural person) meets the terms of benefit eligibility.
(c)	The Elimination Period ends 90 calendar days after the Elimination Period starts.
(d)	Accelerated Death Benefits will not be available until the Elimination Period is satisfied.
(e)	The Elimination Period has to be satisfied only once while this rider is in effect.
(f)	The Elimination Period may run concurrently with the Waiting Period.

Fixed Account

In addition to the Fixed Account availability as defined in your contract, the Fixed Account is made available during the Acceleration Period. Contract Value in the Fixed Account will credit interest at an annual rate at least equal to the Guaranteed Minimum Annual Interest Rate in your contract.

Immediate Family

Any Owner (or Annuitant in the case of an Owner who is not a natural person) or their spouse, child, parent, grandparent, grandchild, brother, sister or any of their spouses.

Licensed Health Care Practitioner

A Licensed Health Care Practitioner is both:

(a)	a licensed medical doctor (MD) or a licensed doctor of osteopathy (DO) practicing within the scope of his or her license; and
(b)	not an Owner, an Annuitant or a member of either an Owner or an Annuitant’s Immediate Family.

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Pro-rata Basis

Values adjusted on a Pro-rata Basis means that the value being adjusted will be reduced by an amount equal to (a) multiplied by (b) divided by (c) where:

(a)	is the value that is being adjusted immediately prior to the withdrawal,
(b)	is the total amount withdrawn, including any applicable charges, and
(c)	is the Contract Value immediately prior to the withdrawal.

Severe Cognitive Impairment

The deterioration or loss of intellectual capacity, which requires Substantial Assistance by another person to protect the Owner (or Annuitant in the case of an Owner who is not a natural person) or others from threats to health and safety. Severe Cognitive Impairment is measured by clinical evidence and standardized tests that reliably measure impairment in the following areas:

(a)	short-term or long-term memory; or
(b)	orientation to people, places or time; or
(c)	deductive or abstract reasoning; or
(d)	judgement as it relates to safety awareness.

Severe Cognitive Impairment includes Alzheimer’s disease and similar forms of irreversible dementia.

Substantial Assistance

The hands-on or stand-by physical assistance of another person to protect the Owner (or Annuitant in the case of an Owner who is not a natural person) or others from threats to health or safety (such as may result from wandering) or help with performing the Activities of Daily Living; or the presence of another person within arm’s reach that is necessary to prevent, by physical intervention, injury to the Owner (or Annuitant in the case of an Owner who is not a natural person) while performing a necessary Activity of Daily Living.

Substantial Supervision

Continual supervision (which may include cueing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the Owner (or Annuitant in the case of an Owner who is not a natural person) from threats to his or her health or safety (such as may result from wandering) due to Severe Cognitive Impairment.

Terminal Illness

A terminal condition, caused by sickness or accident, which directly results in a life expectancy of 12 months or less. The condition must be certified by a Licensed Health Care Practitioner within the preceding twelve-month period.

Waiting Period

Is a period of time during which the Premier Protector Death Benefit may not be accelerated. The Waiting Period begins on the Rider Effective Date.

General Provisions

This rider provides a death benefit value prior to the Annuity Commencement Date which may be greater than the death benefit provided under the contract. The death benefit is available on the first death or through an Accelerated Death Benefit, whichever comes first.

Reports to Owners

In addition to the information stated in the Reports to Owners provision in the contract, the annual report will also provide the Premier Protector Death Benefit value as of the date of the report.

Limitations

This rider is not long term care or nursing home insurance. And, you are not eligible for this benefit if at the time of issue:

(a)	Either Owner (or Annuitant in the case of an Owner who is not a natural person) cannot perform all of the Activities of Daily Living; or
(b)	Either Owner (or Annuitant in the case of an Owner who is not a natural person) is confined to a nursing home or a skilled nursing facility.

Without our consent, Purchase Payments after the first Contract Year are limited to the Maximum Additional Purchase Payments shown in Rider Specifications. No additional Purchase Payments are allowed during the Acceleration Period.

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Calculation of Benefit Values

Premier Protector Death Benefit

The Premier Protector Death Benefit is the value of the Death Benefit under this rider and will be the greater of:

(a)	the Highest Anniversary Value; or
(b)	the Increase Value.

The Highest Anniversary Value and Increase Value will no longer increase after the earlier of:

(a)	the date we receive due proof of death; or
(b)	the date the Acceleration Period begins.

Highest Anniversary Value

The initial Highest Anniversary Value is equal to the Purchase Payments received on the Rider Effective Date.

During each Contract Year, prior to and including the Last Increase Date, the Highest Anniversary Value will increase by any Purchase Payments received.

On every subsequent Contract Anniversary, prior to and including the Last Increase Date, if the Contract Value is greater than the current Highest Anniversary Value, the Highest Anniversary Value will be set to the Contract Value.

Any withdrawal and associated charges will reduce the Highest Anniversary Value on a Pro-rata Basis at the time of the withdrawal.

Increase Value

The initial Increase Value is equal to the Purchase Payments received on the Rider Effective Date.

The Increase Value is increased by any additional Purchase Payments received and accumulated for interest at the Accumulation Rate to the Last Increase Date.

Any withdrawal and associated charges will reduce the Increase Value on a Pro-rata Basis at the time of the withdrawal.

Payment of Death Benefits Prior to the Acceleration Period

The Premier Protector Death Benefit is payable upon the death of the first Owner (or first Annuitant in the case of an Owner who is not a natural person). The value of the Premier Protector Death Benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of death at our home office. Any amounts due in excess of the Contract Value will be paid as a death benefit adjustment and directed into the Guaranteed Interest Options and Sub-Accounts of the Variable Account based on the same proportion that each bears to the Contract Value on the date the benefit is calculated in fulfillment of the death benefit provisions of the contract.

From the date the death benefit adjustment is determined until complete distribution is made, any amount in the Variable Account will remain allocated to the Sub-Accounts and the value will fluctuate with the performance of the Sub-Accounts. This risk is borne by the Beneficiary.

We reserve the right to limit the death benefit to the Contract Value in lieu of any other death benefit value payable under the contract or this rider if we receive proof of death more than one year after the date of death.

Payment of Accelerated Death Benefit

Accelerated Benefit Eligibility

To be eligible to accelerate the death benefit the contract must be outside of the Waiting Period, satisfy the Elimination Period and either Owner (or either Annuitant in the case of an Owner who is not a natural person) must meet the definition of a Chronic Illness or a Terminal Illness.

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Notice of Claim

For purposes of these provisions, we must receive a Written Request documenting the Owner’s (or Annuitant’s in the case of an Owner who is not a natural person) Chronic Illness or Terminal Illness along with a request to elect the benefit. If any additional information is required, we will provide notice within 10 days of receipt of the request. If no request for additional information is received within 10 days, it is assumed the requirement for documentation is satisfied.

Acceleration of Benefit

The value of the Premier Protector Death Benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of benefit eligibility and benefit election. Any amounts in excess of the Contract Value will be paid as a death benefit adjustment and the entire Contract Value will be transferred into the Fixed Account.

During the Acceleration Period Deferred Sales Charge will be waived on any withdrawals or full surrender of Contract Value. Withdrawals will decrease the Contract Value by the amount of the withdrawal. If you die during the Acceleration Period the death benefit provided by this rider is the remaining Contract Value.

During the Acceleration Period transfers out of the Fixed Account are not allowed. Once acceleration of the Premier Protector Death Benefit is elected, it cannot be cancelled. No additional Purchase Payments may be made and no additional rider charges will be deducted.

Withdrawals during this time have the same tax consequences as any other Contract Value withdrawal. You should seek assistance from your personal tax advisor.

If the contract is continued following termination of the rider, any amounts in the Fixed Account will be transferred to any available Sub-Account of the Variable Account as directed. If no allocation is provided, amounts in the Fixed Account will be transferred to the Money Market Sub-Account.

Rider Charge

Beginning three months after the Rider Effective Date, and every three months thereafter, an amount equal to one quarter of the Annual Rider Charge will be multiplied by the Premier Protector Death Benefit as calculated on that date and will be deducted on a proportional basis from Contract Values allocated to the Variable Account.

The Annual Rider Charge will be discontinued upon termination of the rider as described in the Rider Termination section or upon Acceleration of Benefit as described in the Payment of Accelerated Death Benefits section.

Rider Termination

If prior to the Acceleration Period

The rider will automatically terminate at the earliest of:

(a)	the date we receive due proof of death of either Owner (or either Annuitant in the case of an Owner who is not a natural person); or
(b)	termination or surrender of the contract; or
(c)	the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or
(d)	the Contract Value equals zero; or
(e)	the date of an ownership change or assignment under the contract unless:
•

the new Owner assumes full ownership of the contract and is essentially the same person (this includes but is not limited to the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or

•	the assignment is for the purposes of effectuating a 1035 exchange of the contract.

If during the Acceleration Period

The rider will automatically terminate at the earliest of:

(a)	the date we receive due proof of death of any remaining Owner who satisfied benefit eligibility; or
(b)	the date we receive due proof of death of either Annuitant in the case of an Owner who is not a natural person; or
(c)	termination or surrender of the contract; or
(d)	the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or
(e)	the Contract Value equals zero; or
(f)	the date of an ownership change or assignment under the contract unless:

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•

the new Owner assumes full ownership of the contract and is essentially the same person (this includes but is not limited to the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or

•	the assignment is for the purposes of effectuating a 1035 exchange of the contract.

Upon termination of this rider, the benefits and charges within this rider will terminate. Termination of this rider or surrender of the contract, if prior to the Acceleration Period, will result in a proportionate amount of the rider charge being deducted from the Contract Value.

The rider cannot be terminated prior to the earliest of the above dates.

[ /s/ Gary R. Christensen	/s/ Christopher M. Hilger
Secretary	President ]

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